Plastec Technologies, Ltd.

PLASTEC TECHNOLOGIES CANCELS EARN-OUT PROVISION

Cancellation to Reduce Potential Dilution While Simplifying Capital Structure

Hong Kong – May 3, 2011 – Plastec Technologies, Ltd. (OTCBB: PLTYF, PLTEF, PLTWF) (the “Company”), an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiary, Plastec International Holdings Limited (“Plastec”), today announced that it has cancelled the earn-out share provision (“Earn-out”) originally contained in the amended and restated agreement and plan of reorganization (“Merger Agreement”) entered into in connection with its initial business combination completed in December 2010.

On April 30, 2011, the parties to the Merger Agreement entered into an amendment to such agreement to remove the Earn-out.  The Earn-out contained in the Merger Agreement originally provided for the issuance to the former shareholders of Plastec of up to an additional 9,723,988 Ordinary Shares upon achievement by Plastec of certain net income targets for the years ended April 30, 2011, 2012 and 2013.  Pursuant to the amendment, the Company cancelled the Earn-out and instead issued an aggregate of 7,486,845 Ordinary Shares to the former shareholders of Plastec as of the date of the amendment.

The parties entered into the amendment in order to simplify the structure of the transaction based on feedback from the Company’s current and potential investors.  Although the parties believe that Plastec would have reasonably likely met all three of the applicable net income targets set forth in the Merger Agreement, the parties determined to discount the number of shares issued to the Plastec Shareholders representing the 2013 net income target by more than 50% from the amount that was originally contemplated under the Earn-out for time value, as well as due to the uncertainty of Plastec actually achieving the 2013 net income target since it was so far in the future and macroeconomic conditions were always subject to change based on factors outside of the Company’s control.  As a result of the amendment, the Company will have 16,733,196 Ordinary Shares outstanding.

Mr. Kin Sun Sze-To, Chairman of Plastec, stated, “We expect that the cancellation of this future annual incentive share plan will reduce the potential dilutive effects of such issuances on Plastec’s issued and outstanding shares.  After discussing with our management team and Board of Directors, and listening to feedback from Plastec’s investors over the past several months, we decided to amend the terms of our original agreement.  We believe that this will materially improve our capital structure by eliminating the last SPAC transaction overhang, and enable management to focus on achieving the Company’s long-term growth targets.  For the nine months ended January 31, 2011, net income was $16.0 million, or $2.15 per share based on a weighted average number of diluted shares outstanding of 7.4 million.  Our financial position is very strong, with approximately $28.3 million in cash as of January 31, 2011, and a continued record of generating free cash flow while still regularly investing in our business.”

About Plastec
Originally founded in 1993 by Chairman and CEO, Mr. Kin Sun Sze-To, Plastec is an integrated plastic manufacturing services provider that operates in the People’s Republic of China through its wholly owned subsidiaries.  With over 4,600 employees, Plastec currently operates 6 separate, high-output, low-defect facilities (over 159,000 square meters) in 5 locations in Guangdong province in Southern China and Jiangsu province in Eastern China.  Plastec provides precision plastic manufacturing services from mold design and fabrication, plastic injection manufacturing to secondary-process finishing, as well as parts assembly.

Plastec Technologies Ltd.	Page 2
May 3, 2011

Forward Looking Statements
This press release contains “forward-looking statements.”  These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results.  Actual results may differ from expectations, estimates and projections and, consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements.  Furthermore, this press release is in no way intended to provide guidance as to the Company’s expected results of operations and should not be relied upon as such in any way.

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CONTACT:
Plastec Technologies, Ltd.
Eli D. Scher
Director
eli@plastec.com.hk

HL Ning
Chief Financial Officer
ning@plastec.com.hk

INVESTOR RELATIONS:
The Equity Group Inc.
Adam Prior
Vice President
(212) 836-9606
aprior@equityny.com

Katherine Yao
Account Executive
kyao@equityny.com